UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

WATER PIK TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

94113U 10 0

(CUSIP Number)

Kevin R. Evanich, P.C., Kirkland & Ellis,

200 East Randolph Drive, Chicago, IL 60601 (312) 861-2200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

1.	Name of Reporting Person Richard P. Simmons
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 672,690 8. Shared Voting Power 0 9. Sole Dispositive Power 672,690 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 672,690
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11)	5.5%
14.	Type of Reporting Person	IN

Page 2 of 4 Pages

Item 5 of the Statement on Schedule 13D dated May 30, 2003 as amended, is hereby further amended and restated in its entirety as follows:

Item 5.    Interest in Securities of the Issuer.

(a) - (b)	At the date of this Statement, Mr. Simmons has sole voting and dispositive power with respect to 672,690 shares of Water Pik Common Stock, representing approximately 5.5% of the total number of the issued and outstanding shares of Water Pik Common Stock (based on information contained in the Form 10-Q Quarterly Report of the Company for the quarter ended June 30, 2005).

(c)	The following sales of Water Pik Common Stock were effected by Mr. Simmons since August 12, 2005, through brokers’ transactions on the New York Stock Exchange.

Trade Date	Amount of Securities	Price Per Share
September 2, 2005	100	$20.10
September 2, 2005	600	$20.05
September 6, 2005	4,900	$20.10
September 6, 2005	2,200	$20.15
September 7, 2005	700	$20.15
September 9, 2005	1,000	$20.15
September 12, 2005	4,600	$20.25
September 12, 2005	1,100	$20.15
September 12, 2005	5,000	$20.20
September 13, 2005	400	$20.25
September 13, 2005	200	$20.30
September 30, 2005	900	$20.30
October 3, 2005	600	$21.51
October 3, 2005	5,000	$21.20
October 3, 2005	2,100	$21.13
October 3, 2005	1,600	$21.25
October 3, 2005	500	$21.27
October 3, 2005	400	$21.26
October 3, 2005	200	$21.35
October 3, 2005	200	$21.30
October 3, 2005	5,000	$21.15
October 3, 2005	900	$21.40
October 3, 2005	3,900	$20.30
October 3, 2005	5,000	$20.35
October 3, 2005	5,000	$20.40
October 3, 2005	5,000	$20.45
October 3, 2005	3,500	$21.20
October 4, 2005	5,000	$21.25
October 4, 2005	5,000	$21.35

(d)	The R. P. Simmons Family Foundation (the “Foundation”) holds 11,895 shares of Water Pik Common Stock as a result of the Distribution, representing less than one percent of the issued and outstanding shares of Water Pik Common Stock. These shares have not been included in Items 5(a) and (b). The Trust Agreement by which the Foundation was created is irrevocable and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for use by such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”) and are entitled to exemption from federal income tax under Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of the Foundation, has the sole power to vote and direct the disposition of such shares, he disclaims any beneficial ownership of such shares. The filing of this Statement shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of such shares for the purpose of Section 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph (d) from time to time to provide funds for the Foundation’s charitable purposes and for the purpose of diversifying the Foundation’s assets.

(e)	Not applicable.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 11, 2005

/S/ RICHARD P. SIMMONS Richard P. Simmons

Page 4 of 4 Pages